Reg A+ Initial Public Offering: Allegiancy, Inc.

ALLEGIANCY

Download & View Current Filing (https://www.sec.gov/Archives/edgar/data/1579173/000135448815004717/allg_1a.htm)

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Pricing and Contact Information

Fixed Price	Shares Offered	Subscription Period Begins
$14.00	Minimum of 1,075,000 - Maximum of 2,150,000	TBD

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Documents

Current Filing	Overview
	Download (https://www.sec.gov/Archives/edgar/data/1579173/000135448815004717/allg_1a.htm)

Dated December 17, 2015

All documents have been filed with the Securities and Exchange Commission.

ALLEGIANCY, LLC was formed as a Delaware limited liability company on January 22, 2013. We engage in the business of providing asset and property management services related to commercial real estate. We focus on suburban office properties in secondary and smaller markets; however, we are not limited in the classes and locations of assets we may manage. We produce income from asset management fees, leasing fees, construction fees, financing fees and advisory services. On the Entity Conversion Date we will convert our Company from a limited liability company to a corporation pursuant to our Governing Documents . At such time, we will be known as Allegiancy, Inc.

We differentiate between asset management services and property management services. Asset management services revolve around the strategic, long-term positioning of a property, including the sourcing and negotiation of leases and financing, management of significant capital investments, construction and repairs, the marketing of a property for lease and disposition as well as the tactical oversight of daily property operations. On the other hand, property management services relate to the day-to-day operations of the property, including procuring utilities and other vendors (such as trash, landscaping and maintenance) and providing onsite maintenance support to a property's tenants.

In order to maximize our ability to grow quickly with limited fixed costs, we outsource many of the property management services to third party property managers doing business in the local areas where our properties under management are located. We pay these third party property managers a base management fee equal to a portion of the gross revenues of the property, in addition to other fees and expense reimbursements in some instances. The fees paid to the third party property managers we contract with are paid out of the percentage of the gross revenues of the property we earn pursuant to our asset management agreements. Therefore, the profit we earn from any property is reduced by the fees payable to the third party property manager with respect to such property. We also pay certain brokers and property managers leasing commissions for bringing tenants to our managed properties. All accounting and finance functions are handled internally by our employees.

Legal

PLEASE NOTE: W.R. Hambrecht + Co., LLC urges you to read a company's preliminary offering circular thoroughly before participating in any offering. To receive a preliminary offering circular for this company, click on the link above, call 1-800-673-6476, fax 1-415-551-3123, or write to: 909 Montgomery Street, 3rd Floor, San Francisco, CA 94133.

Public offerings of securities are highly regulated by the Securities and Exchange Commission and self-regulatory organizations. There are a number of regulatory steps that affect the length and closing date of a public offering. These are not controlled by W.R. Hambrecht + Co., LLC or the issuing company.

IMPORTANT: An offering statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become qualified. These securities may not be sold nor may offers be accepted prior to the time the offering statement becomes qualified.

No money or other consideration is being solicited in connection with this information, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement on Form 1-A is qualified pursuant to Regulation A of the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any person's indication of interest involves no obligation or commitment of any kind.

No offer to sell the securities or solicitation of an offer to buy the securities is being made in any state where such offer or sale is not permitted under the "blue sky" or securities laws thereof. No offering is being made to individual investors in any state unless and until the offering has been registered in that state or an exemption from registration exists therein.

The above company description is excerpted from the preliminary offering circular and is not intended to be read except in connection with the review of the entire preliminary offering circular. The complete preliminary offering circular is available by clicking on the "view current filing" link above. This company description may not be printed or downloaded except in connection with the printing or downloading of the entire preliminary offering circular.

Publication of the preliminary offering circular is not a recommendation by W.R. Hambrecht + Co., LLC that any particular investor should purchase the securities described in the preliminary offering circular or that the securities are a suitable investment for any particular investor.

Publication of the preliminary offering circular is not a recommendation by W.R. Hambrecht + Co., LLC that any particular investor should purchase the securities described in the prospectus or that the securities are a suitable investment for any particular investor.

Publication of the preliminary offering circular does not constitute an offer by W.R. Hambrecht + Co., LLC to sell to any person or a solicitation of an offer from any person to buy from W.R. Hambrecht + Co., LLC the securities described in the preliminary offering circular.

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WR Hambrecht + Co
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San Francisco, CA 94133

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